PLAYBOY

Investor Presentation

NASDAQ: PLBY

SEPTEMBER 2024

Legal disclaimer

This presentation (this "Presentation") is provided for information purposes only and has been prepared to assist interested parties in making their own evaluation of PLBY Group, Inc. and its Playboy business (collectively, "Playboy" or the "Company") and for no other purpose. No representations or warranties, express or implied are given in, or in respect of, this Presentation. To the fullest extent permitted by law in no circumstances will Playboy or any of its subsidiaries, stockholders, affiliates, representatives, partners, directors, officers, employees, advisers or agents be responsible or liable for any direct, indirect or consequential loss or loss of profit arising from the use of this Presentation, its contents, its omissions, reliance on the information contained within it, or on opinions communicated in relation thereto or otherwise arising in connection therewith.

INDUSTRY & MARKET DATA

Industry and market data used in this Presentation have been obtained from third party industry publications and sources as well as from research reports prepared for other purposes or the Company's internal data and estimates. Independent research reports, industry publications and other published industry sources generally indicate that the information therein was obtained from sources believed to be reliable, but do not guarantee the accuracy and completeness of such information. The Company has not independently verified the data obtained from these sources and cannot assure you of the data's accuracy or completeness. This data is subject to change and the Company undertakes no obligation to update such data, except as required by law.

FORWARD-LOOKING STATEMENTS

Certain statements included in this Presentation that are not historical facts are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as "believe," "may," "will," "estimate," "continue," "anticipate," "intend," "expect," "should," "would," "plan," "predict," "potential," "seem," "seek," "future," "outlook," "model," "target," "goal," and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of financial and performance metrics and projections of market opportunity. These statements are based on various assumptions, whether or not identified in this Presentation, and on the current expectations of Playboy's management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Playboy. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from those discussed in the forward-looking statements.

Most of these factors are outside Playboy's control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) the inability to maintain the listing of the Company's shares of common stock on Nasdaq; (2) the risk that the Company's completed or proposed transactions disrupt the Company's current plans and/or operations, including the risk that the Company does not complete any such proposed transactions or achieve the expected benefits from any transactions; (3) the ability to recognize the anticipated benefits of corporate transactions, commercial collaborations, commercialization of digital assets, cost reduction initiatives and proposed transactions, which may be affected by, among other things, competition, the ability of the Company to grow and manage growth profitably, and the Company's ability to retain its key employees; (4) costs related to being a public company, corporate transactions, commercial collaborations and proposed transactions; (5) changes in applicable laws or regulations; (6) the possibility that the Company may be adversely affected by global hostilities, supply chain delays, inflation, interest rates, foreign currency exchange rates or other economic, business, and/or competitive factors; (7) risks relating to the uncertainty of the projected financial information of the Company, including changes in the Company's estimates of cash flows and the fair value of certain of its intangible assets, including goodwill; (8) risks related to the organic and inorganic growth of the Company's businesses, and the timing of expected business milestones; (9) changing demand or shopping patterns for the Company's products and services; (10) failure of licensees, suppliers or other third-parties to fulfill their obligations to the Company; (11) the Company's ability to comply with the terms of its indebtedness and other obligations; (12) changes in financing markets or the inability of the Company to obtain financing on attractive terms; and (13) other risks and uncertainties indicated from time to time in the Company's annual report on Form 10-K, including those under "Risk Factors" therein, and in the Company's other filings with the Securities and Exchange Commission ("SEC"). If any of these risks materialize or the Company's assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that Playboy does not presently know or that Playboy currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements.

In addition, forward-looking statements reflect Playboy's expectations, plans or forecasts of future events and views as of the date of this Presentation. Playboy anticipates that subsequent events and developments will cause Playboy's assessments to change. However, while Playboy may elect to update these forward-looking statements at some point in the future, Playboy specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing Playboy's assessments as of any date subsequent to the date of this Presentation. Accordingly, undue reliance should not be placed upon the forward-looking statements.

NO OFFER OR SOLICITATION

This Presentation shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities will be made except by means of a prospectus meeting the requirements of Securities Act of 1933, as amended, or an exemption therefrom.

Investment Highlights

1. *Priceless IP* that is nearly impossible to replicate today
2. *Asset light model* with strong recurring licensing revenue
3. *Massive global audience* across generations
4. Well-positioned to be a *major player in the creator economy* with diversified revenue streams and over 4K earning creators on board
5. Emerging from *multi-year transformation*; near-final stages of restructure & turnaround with a path to strengthen the balance sheet
6. *Seasoned digital executive team* in place with a successful track record of rejuvenating iconic brands

One of the Most Recognizable Brands in the World



An Iconic Magazine, 71 Years Young

Cross- Generational Appeal

Broad Global Brand Awareness

PLBY GROUP™

Diversified Consumer Touchpoints


ENTERTAINMENT FOR MEN
AUGUST 1982 • $2.50
PLAYBOY

PLAYBOY magazine: 762 issues in digital archive, returning February 2025


THE PLAYBOY INTERVIEW WITH SCARLETT JOHANSSON

Playboy.com: the gateway to all things Playboy, launched August 2024


HOT TAKES
ANNA SHUMATE
Dank Travel: Is Rome the New,

30M+ social followers across all major platforms [1]



The Playboy Club produced $25M in GMV in 2023 with 4,000+ earning creators [2]



Licensed products generating $44M in revenue in 2023 across 80+ countries



International partnerships with publishers around the world

Source: (1) Emplifi, a social media insights provider; total followers as of September 5, 2024 across Instagram, Instagram Threads, Facebook, TikTok, X/Twitter, Snapchat, and YouTube (2) Represents gross merchandise value from The Playboy Club creator platform

PLBY GROUP

Emerging From Multi-Year Transformation

1. Transition to *asset-light model* almost complete
   > Sold Lovers and Yandy retail businesses, in divestiture process with Honey Birdette

2. *Reduced annual overhead costs* by approximately $23M in 2023 [1]; opportunity for *further cost reductions* as business continues to simplify

3. Negotiated an exclusivity period with lenders to *repay $215M of senior debt at a significant discount*

4. *Rebuilt licensing business* with multiple new partnerships

Source: (1) 2023 corporate overhead costs were approximately $27M as compared to 2022 corporate overhead costs of approximately $50M

We Monetize Today in Two Primary Ways:

We partner with the *best brands*

Thousands of licensed consumer products ranging from *apparel, beauty, sexual wellness, and liquor*

$44M in licensing net revenue in 2023 across *80+ countries around the world*

We own, operate and license digital properties with over $20M in 2023 revenue

The Playboy Club, *our proprietary creator platform*, generated $25M GMV in its first full year since re-launch [1]

Source: (1) The Playboy Club generated $25M in gross merchandise value in the full year of 2023


PLAYBOY
FOR MEN
SEPTEMBER 19

We are returning Playboy to its roots, to what made the brand famous:

THE CREATOR

TODAY - A MODERN FORMULA:

CREATORS + CONTENT

We are reactivating iconic franchises to differentiate Playboy in the creator economy.


4.1M
5.2M
4.5M

Creators Drive the Media Ecosystem Today

Consumers



40%
60%

60% of social media users would consider a brand/product if promoted by their favorite influencer [1]

Advertisers

90%+

Of advertisers consider creator content a high-quality ad channel [2]

Creators



+314%
50M+
207M+
2021
2023

There were **207M creators in 2023**, up over 300% from 2021 [3]

Brands producing expensive bespoke content are falling behind

Source: (1) Deloitte; The rise of Social Commerce: A growth opportunity for brands (2) IAB, *Creator Economy Opportunity: Where Authenticity Meets Impact* (3) The Influencer Marketing Factory 2023 Creator Economy Report

Playboy + Creators Drive Consumer Acquisition

In today's digital landscape, consumers seek content from creators and influencers that they know and trust

Monetization Opportunities

Consumer Engagement

1. **Mega-Influencers**
2. **Creators**
3. **O&O + Aggregated Social Handles**
4. **Direct Sponsorships / Events**
5. **Digital Advertising**
6. **Social & Affiliate Commerce**
7. **Playboy Membership & Subscriptions**

The consumer acquisition funnel starts *with mega-influencers* – the creators with the biggest reach and the most established credibility with their audiences

Niche content creators and other social handles, while not as broad as mega-influencers, draw *a wider variety of consumers to the Playboy digital ecosystem*

The conversion funnel for our audience starts with Playboy events – *exclusive unique experiences* that the Playboy brand has been known for

Social & affiliate commerce with large vertical-specific brands represent a *sizeable monetization engine at scale*

Consumers become more *embedded in the world of Playboy*, eventually signing up for a Playboy membership and other subscription services such as masterclasses with Playboy creators


DIGITAL CONTENT
CREATOR PLATFORM
EVENTS & EXPERIENCES
SOCIAL MEDIA
MEMBERSHIP
COMMERCE & MERCH
MAGAZINE
CREATORS

Creator + Content is Core to our Business

Business Strategy Shift Underway

Over the past 5 months, revenue is being derived across new categories:

- **Programmatic Advertising, Direct Advertising, Video Revenue**
- **Event Sponsorships, Ticket & Table Sales**
- **Membership Subscriptions, Content Subscriptions**
- **Licensing Revenue**
- **Advertising, Newsstand Revenue**
- **Creator Interaction Fees & Subscriptions**
- **Sponsored Content Posts**



PHASE 1: THE PLAYBOY CLUB


Welcome to The
PLAYBOY
Club
Your digital destination to interact with the world's most beautiful and interesting women.

In the first full year since its re-launch, The Playboy Club generated *more than $25M of GMV*, with top creators earning upwards of $2M [1]

We are continually focused on increasing our share of revenue in the creator economy

---

We're just getting started.

Source: (1) The Playboy Club generated $25M in gross merchandise value in the full year of 2023



PHASE 2:
SOCIAL, WEBSITE, MAGAZINE & EVENTS

Revamped Social Media Content Strategy

New content series featuring Playboy creators have driven an *8x increase in Instagram video views [1], the sale of multiple social sponsorships, and Playboy to the #1 share of voice amongst competitors [2], all in the past three months alone*

Hot Takes


HOT TAKES
with
TARA YUMMY
1.1M

Playboy Advisor


THE
PLAYBOY ADVISOR
FEATURING LILLY BELL
554K

Bunny Brief


THE BUNNY BRIEF
featuring
Emma Furr
670K

Source: (1) Emplifi, a social media insights provider; Instagram Reels viewed during the period of May – July 2024 as compared to during the period February – April 2024 (2) Emplifi, measuring Playboy's share of voice by comparing total brand mentions across Instagram, Facebook, X & YouTube during the period from May – September 2024 as compared to competitors GQ, Esquire, Maxim and VICE

Introducing the New Playboy.com

Launched in August 2024, the gateway for all things Playboy: exclusive SFW digital content, The Playboy Club, Playboy TV and Playboy Plus, the 2024 Playmate of the Year Search, the Playboy Shop, and so much more



Bourgogne
CRU
PYRAMID VALLEY
ORANGE

The Top 5 Wines You Should Be Sipping This Summer

August 21

Affiliate Content



Q&A: Darla Eliza

Creator Q&A



Enter The Playboy Club →
PLAYBOY
Enter
The Club
Lifestyle & News
Personalities
Playboy Classics
Shop Now
Playboy TV
Playboy Classics
THE SECRETS TO FINDING GREAT SEX WHILE TRAVELING SOLO
Read
Tim Walz Triggers Republicans With a Timeless Snack
August 19, 2024
Q&A: Jean Brandey
August 19, 2024
Tua Tagovailoa Airs His Truth to Le Batard
August 20, 2024



A Travel Journalist's 5 Best Summer 2024 Travel Destinations

August 14

Lifestyle & Leisure Content

Archival Content



The 1990 Playboy Interview With Donald Trump
August 19, 2024
Read

Featured content spans across multiple verticals...


PLAYBOY
ENTERTAINMENT FOR MEN
JUNE 1997 •

Playboy Magazine returning in February 2025 with:

The return of iconic franchises including the Playboy Interview and 20 Questions

Launch event at Super Bowl 2025 in New Orleans

Reveal of the 2024 Playmate of the Year and 2025 Bunny Cast

Incredible Events in the Works

Playboy events are defining the brand to further drive revenue; funded by advertisers and sponsors, events create a stream of fresh content for all channels and build interest for consumers and creators


Art Basel Miami 2024


Super Bowl 2025 in New Orleans


Formula 1 Las Vegas


Midsummer Night's Dream in Los Angeles 2025


Kentucky Derby 2025


Art Basel Miami 2025

PHASE 3:
VERTICAL EXPANSION



Focus on Highest-Opportunity Verticals

Verticals need a 1) thriving creator community, 2) competitive set where Playboy stands out, 3) strong sponsorship interest, 4) unique experience & event opportunity, and 5) passionate consumer audience

Playboy Rides

$19B Automotive Advertising TAM [1]

Focus on the culture of cars; passionate audiences across niche categories such as auto detailing or tuning; category rich with creators and luxury brand sponsors

Playboy Golf

$7B Golf Equipment TAM [2]

Endemic category to Playboy; consumer touchpoints include Playboy Golf Tournaments, licensing collaborations with brands such as Lids, influencer collaborations with creators such as Paige Spiranac

Playboy Travel

$12B Travel Advertising TAM [3]

Adding an old-world luxury take on travel content; ultra-VIP exclusive experiences with private jet companies or cruise lines; creates FOMO around the brand

Playboy Bets

$14B Sports Betting TAM [4]

Growing category as sports betting is legalized in additional states; opportunity to partner with large sponsors such as FanDuel or DraftKings; exclusive activations at high-level sporting events

Playboy Gaming & Cosplay

$5B Cosplay TAM [5]; $282B Video Games TAM [6]

Offbeat culture category with large addressable market and tight-knit creator community; huge demand for Playboy in the cosplay community; large sponsor partners such as Xbox and Razer

Playboy Music

$33B Live Music TAM [7]

Integral to Playboy's history with the Playboy Jazz Club and Playboy Interviews with superstar musicians such as Frank Sinatra and David Bowie; opportunity to craft incredible experiences around concerts and festivals

Source: (1) Allied Market Research Automotive Advertising Market Analysis and Industry Forecast (2) Grand View Research Golf Equipment Market Analysis Report; (3) Future Market Insights Travel Advertising Market Forecast; (4) Statista Online Sports Betting; (5) Allied Market Research Cosplay Costumes Market Analysis; (6) Statista Video Games; (7) Statista Music Events

Playboy + Creators Unlock Social Commerce

U.S. social commerce market expected to reach nearly $80B in 2025 [1]; 60% of social media users would consider a brand/product if promoted by their favorite influencer [2]

Honey Birdette Lingerie	Celebrity & Influencer Collaborations	Luxury Playboy Product Launches
		60 RARE HARE LAPINE COGNAC PETITE CHAMPAGNE AGED 60 YEARS

Source: (1) McKinsey, *Social commerce: The Future of how consumers interact with brands* (2) Deloitte; *The rise of Social Commerce: A growth opportunity for brands*



International Expansion: Playboy-in-a-Box

Partner with international partners to *build localized Playboy businesses around the world*

U.S.-based team provides 75% of the content (translated into local languages) with the local team providing the other 25%

We share the "Playboy Playbook," our *operating best practices and strategies to grow the brand*, benefiting ourselves and our partners

THANK YOU

Investor Relations Contact:
investors@playboy.com





APPENDIX

Legal disclaimer

USE OF PROJECTIONS

This Presentation contains projected (or 'pro forma') financial information with respect to the Company. Such projected financial information constitutes forward-looking information and is for illustrative purposes only and should not be relied upon as necessarily being indicative of future results. The assumptions and estimates underlying such financial forecast information or pro forma financial information are inherently uncertain and are subject to a wide variety of significant business, economic, competitive and other risks and uncertainties. See "Forward-Looking Statements" above. Actual results may differ materially from the results contemplated by the projected financial information contained in this Presentation, and the inclusion of such information in this Presentation should not be regarded as a representation by any person that the results reflected in such forecasts will be achieved.

FINANCIAL INFORMATION; NON-GAAP FINANCIAL MEASURES

The financial information, data and projections contained in this Presentation do not conform to Regulation S-X. Accordingly, such information and data may not be included in, may be adjusted in or may be presented differently in, any flings made by the Company with the SEC or any amendments thereto, and such differences may be material. Unless the context otherwise requires, all references in this Presentation to the "Company," "we," "us" or "our" refer to PLBY Group, Inc. and its consolidated subsidiaries, including Playboy Enterprises, Inc. Some of the financial information and data contained in this Presentation has not been prepared in accordance with United States generally accepted accounting principles ("GAAP"). The Company believes that the use of these non-GAAP financial measures provides an additional tool for investors to use in evaluating historical or projected operating results and trends in and in comparing the Company's financial measures with other similar companies, some of which present similar non-GAAP financial measures to investors. Management does not consider these non-GAAP measures in isolation or as an alternative to financial measures determined in accordance with GAAP. The principal limitation of these non-GAAP financial measures is that they may exclude significant expenses or revenue that are required by GAAP to be recorded in the Company's financial statements. In addition, they are subject to inherent limitations as they reflect the exercise of judgments by management about which expense and revenue items are excluded or included in determining these non-GAAP financial measures.

In order to compensate for these limitations, management typically presents non-GAAP financial measures in connection with GAAP results. You should review the Company's audited financial statements and any reconciliations of non-GAAP measures to the closest GAAP measure, which may be included in this Presentation and/or the Company's filings with the SEC.

TRADEMARKS

This Presentation contains trademarks, service marks, trade names, copyrights and other information owned by the Company and other companies, which are the property of their respective owners. The use of third-party intellectual property or other information by the Company in this Presentation is used to describe past or current collaborations or press or social media mentions or depictions of the Company and its products and does not constitute an active affiliation with or endorsement by such third-party.